Date of Filing:  November 1, 2000                           File No.: [        ]
                                                                       --------

                                    Form U5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                                  NiSource Inc.

                               Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:                 NiSource Inc.

(2)  Address of principal executive offices:   801 East 86th Avenue
                                               Merrillville, Indiana  46410-6272

(3) Name and address of officers to whom notices and communications should be addressed:

                                Dennis McFarland
                                 NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of the realignment of certain of NiSource's non-utility subsidiary companies as contemplated by NiSource's Application-Declaration in File No. 70-9551 ("Merger U-1") and as authorized by the Commission in its order dated October 30, 2000 approving such Application-Declaration.

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
NiSource Inc.                                          Corporation    DE   Holding company

     NiSource Finance Corp.                            Corporation    IN   Financing subsidiary

     NiSource Capital Markets Inc.                     Corporation    IN   Financing subsidiary

          NIPSCO Capital Trust I                       Business Trust DE   Financing subsidiary

     NiSource Corporate Services Company               Corporation    IN   Management services

     Hamilton Harbour Insurance Services, Ltd.         Corporation    IN   Insurance Services

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
     Northern Indiana Public Service Company           Corporation    IN   Electric and gas utility

          NIPSCO Exploration Company, Inc.             Corporation    IN   Holding company for
                                                                           gas exploration
                                                                           investments

     Kokomo Gas and Fuel Company                       Corporation    IN   Gas utility

          KGF Trading Company                          Corporation    IN   Gas brokering

     Northern Indiana Fuel and Light Company, Inc.     Corporation    IN   Gas utility

          Northern Indiana Trading Company, Inc.       Corporation    IN   Gas brokering and other
                                                                           services

     Bay State Gas Company                             Corporation    MA   Gas utility

          Northern Utilities, Inc.                     Corporation    NH   Gas utility

          Bay State GPE, Inc.                          Corporation    MA   Power generation

     EnergyUSA, Inc.                                   Corporation    IN   Holding company

          EnergyUSA-TPC Corp.                          Corporation    DE   Energy marketing

          MS-1 Distribution and Storage Corporation    Corporation    MS   Water Company

          NESI Canadian Holdings, Inc.                 Corporation    IN   Holding Company

          NI Fuel Company, Inc.                        Corporation    IN   Holding company for oil
                                                                           and gas exploration
                                                                           investments

               NFCO Acquisition Company                Corporation    TX   Holding company for oil
                                                                           and gas exploration
                                                                           investments

          MOSAIC Energy, LLC                           LLC            DE   Fuel cell development

          NI-TEX, Inc.                                 Corporation    IN   Holding Company

               Laredo Nueces Pipeline Company          Corporation    TX   Intrastate gas pipeline

          NI-TEX Gas Services, Inc.                    Corporation    DE   Holding Company

               MidTex Gas Storage Company, L.L.P.      Limited        TX   Gas Storage and
                                                       Liability           intrastate pipeline
                                                       Partnership

          EnergyUSA, Inc.                              Corporation    MA   Propane Company

               SavageALERT, Inc.                       Corporation    CT   Holding Company

                    ALERT, Inc.                        Corporation    CT   Energy Services

                    Alert Air Systems, Inc.            Corporation    MA   HVAC Contractor

                    ALERT Mechanical Services,         Corporation    CT   HVAC Contractor
                    Inc.

                    Savage Engineering, Inc.           Corporation    CT   Engineering Services

                    Brayer Energy Solutions, Inc.      Corporation    CA   Lighting Services

               Energy SPE, Inc.                        Corporation    MA   Lighting Services

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
          EnergyUSA Retail, Inc.                       Corporation    IN   Retail Gas Marketing

               EnergyUSA Consumer Products Group,      Corporation    MA   Propane Company
               Inc.

          EnergyUSA Commercial Energy Services, Inc.   Corporation    IN   Energy Services

          NI Energy Services Transportation, Inc.      Corporation    IN   Gas pipeline

     SM&P Utility Resources, Inc.                      Corporation    IN   Utility locating

          UGTI d/b/a Underground Technology, Inc.      Corporation    CA   Utility locating

          Colcom Incorporated                          Corporation    TX   Utility locating

     Miller Pipeline Corporation                       Corporation    IN   Pipeline construction

     NiSource Pipeline Group, Inc.                     Corporation    IN   Holding company

          PNGTS Holding Corp.                          Corporation    MA   Holding company

               Portland Natural Gas Transmission       General        ME   Interstate gas pipeline
               System                                  Partnership

          Granite State Gas Transmission Inc.          Corporation    NH   Interstate gas pipeline

               Natural Gas Development Inc.            Corporation    MA   Holding company

                    Portland Natural Gas               General        ME   Interstate gas pipeline
                    Transmission System                Partnership

     NI Energy Services, Inc.                          Corporation    IN   Holding company

          NiSource Energy Services Canada, Ltd.        Corporation Alberta Holding Company

          Crossroads Pipeline Company                  Corporation    IN   Interstate gas pipeline

     Primary Energy, Inc.                              Corporation    IN   Arranges energy-related
                                                                           projects

          Harbor Coal Company                          Corporation    IN   Holds General Partner
                                                                           interest in PCI
                                                                           Associates

               PCI Associates                          General        IN   Coal pulverization
                                                       Partnership         project company

          Lakeside Energy Corporation                  Corporation    IN   Power generation project
                                                                           company

          North Lake Energy Corporation                Corporation    IN   Power generation project
                                                                           company

          Portside Energy Corporation                  Corporation    IN   Power generation project
                                                                           company

          Cokenergy, Inc.                              Corporation    IN   Power generation project
                                                                           company

          Ironside Energy LLC                          LLC            IN   Power generation project
                                                                           company

          Whiting Clean Energy, Inc.                   Corporation    IN   Power generation project
                                                                           company

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
     NiSource Development Company, Inc.                Corporation    IN   Holding company

          South Works Power Company                    Corporation    IN   Holds a lease

          NDC Douglas Properties, Inc.                 Corporation    IN   Holds investments in
                                                                           affordable housing
                                                                           projects

          Customer Information Services, Inc.          Corporation    IN   Consulting services for
                                                                           customer information
                                                                           systems

          JOF Transportation Company                   Corporation    IN   Holding company

               Illinois Indiana Development Co., LLC   LLC            IL   Rail freight venture

          KOGAF Enterprises, Inc.                      Corporation    IN   Real estate investments

          Cardinal Property Management, Inc.           Corporation    IN   Real estate services

          Lake Erie Land Company                       Corporation    IN   Commercial and
                                                                           residential real estate
                                                                           development

               SCC Services, Inc.                      Corporation    IN   Commercial and
                                                                           residential real estate
                                                                           services

          N Squared Aviation, LLC                      LLC            DE   Aircraft leasing

          Protonics Research, Inc.                     Corporation    IN   Energy research and
                                                                           development

     IWC Resources Corporation                         Corporation    IN   Holding company

          Indianapolis Water Company                   Corporation    IN   Water company

          Harbour Water Corporation                    Corporation    IN   Water company

          Liberty Water Corporation                    Corporation    IN   Water company

          Waterway Holdings, Inc.                      Corporation    IN   Land Development

          Utility Data Corporation                     Corporation    IN   Services Company

          IWC Services, Inc.                           Corporation    IN   Corporate General
                                                                           Partner in White River
                                                                           Environmental
                                                                           Partnership

               White River Environmental Partnership   General        IN   Operator of wastewater
                                                       Partnership         treatment plants

          IWCR Management Services Company             Corporation    IN   Services Company

          Watertech Operational Services, Inc.         Corporation    IN   Services Company

          IWC Morgan Water Corporation                 Corporation    IN   Water company

          Lawrence Water Company, Inc.                 Corporation    IN   Water company

          The Darlington Water Works Company           Corporation    IN   Water company

          Irishman's Run Acquisition Corp.             Corporation    IN   Water company

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
     Columbia Energy Group                             Corporation    DE   Holding company

          Columbia Gas Transmission Corporation        Corporation    DE   Gas pipeline and storage

               Millennium Pipeline, L.P.               LP             DE   Proposed gas pipeline

          Columbia Gulf Transmission Company           Corporation    DE   Gas pipeline and storage

          Columbia Energy Group Service Corporation    Corporation    KY   Service Company

          Columbia Gas of Kentucky, Inc.               Corporation    KY   Gas utility

          Columbia Gas of Maryland, Inc.               Corporation    DE   Gas utility

          Columbia Gas of Ohio, Inc.                   Corporation    OH   Gas utility

          Columbia Gas of Pennsylvania, Inc.           Corporation    PA   Gas utility

          Columbia Gas of Virginia, Inc.               Corporation    VA   Gas utility

          Columbia Electric Corporation                Corporation    DE   Holding Company

               Columbia Electric Binghamton General    Corporation    DE   Power Generation
               Corporation

               Columbia Electric Binghamton Limited    Corporation    DE   Power Generation
               Corporation

               Columbia Capacity, LLC                  LLC            DE   Power Generation

               Cogeneration Partners of America        GP             NJ   Development Company

               Columbia Electric Ceredo Corporation    Corporation    DE   Power Generation

                    Twelvepole Creek, LLC              LLC            DE   Power Generation

               Columbia Electric Henderson             Corporation    DE   Power Generation
               Corporation

                    Grane Creek, LLC                   LLC            DE   Power Generation

               Columbia Electric Limited Holdings      Corporation    DE   Holding Company
               Corporation

                    Columbia Electric Liberty          Corporation    DE   Power Generation
                    Member Corporation

               Columbia Electric Liberty Member II     Corporation    DE   Power Generation
               Corporation

               Columbia Electric Liberty Corporation   Corporation    DE   Power Generation

                    Liberty Electric PA, LLC           LLC            DE   Power Generation

                         Liberty Electric Power,       LLC            DE   Power Generation
                         LLC

               Columbia Electric Liberty II            Corporation    DE   Power Generation
               Corporation

               Columbia Electric Kelson Corporation    Corporation    DE   Power Generation

                    Free State Electric, LLC           LLC            DE   Power Generation

               Columbia Electric Beaver Corporation    Corporation    DE   Power Generation

               Name of Company                         Organization  State  Type of Business
----------------------------------------------------- -------------- ----- --------------------
                         Beaver River, LLC             LLC            DE   Power Generation

          Columbia Insurance Corporation, Ltd.         Corporation Bermuda Insurance Group

          Columbia Finance Corporation                 Corporation    DE   Holding Company

               Columbia Accounts Receivable            Corporation    DE   Purchase and sale of
               Corporation                                                 trade receivables

          Columbia Pipeline Corporation                Corporation    DE   Operates pipeline and
                                                                           gathering facilities

               Columbia Deep Water Services Company    Corporation    DE   Gas Pipeline
                                                                           Development

          Columbia Energy Group Capital Corporation    Corporation    DE   Holding Company

               Tristar Gas Technologies, Inc.          Corporation    DE   Holding Company

                    EnerTek Partners, L.P.             LP             DE   New Energy Business
                                                                           Technology

          Columbia Transmission Communications         Corporation    DE   Telecommunications and
          Corporation                                                      information services

               CNS Microwave, Inc.                     Corporation    DE   Telecommunication &
                                                                           Information Services

          Columbia Network Services Corporation        Corporation    DE   Holding Company

               CP Holdings, Inc.                       Corporation    DE

          Columbia Energy Resources, Inc.              Corporation    DE   Holding company

               Hawg Hauling & Disposal, Inc.           Corporation    WV   Brine hauling and
                                                                           disposal services

               Columbia Natural Resources, Inc.        Corporation    TX   Exploration &
                                                                           Production of Natural
                                                                           Gas

               Alamco-Delaware, Inc.                   Corporation    DE   Exploration &
                                                                           Production of Natural
                                                                           Gas

                    Phoenix-Alamco Ventures, LLC       LLC            WV   Exploration &
                                                                           Production of Natural
                                                                           Gas

               Columbia Natural Resources Canada Ltd.  Corporation    WV   Exploration &
                                                                           Production of Natural
                                                                           Gas

               Columbia Service Partners, Inc.         Corporation    DE   Energy-related services

                    Columbia Assurance Agency,         Corporation    OH   Insurance
                    Inc.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Merrillville and State of Indiana on the 1st day of November, 2000.

                                        NiSource Inc.

                                        By:  /s/ Dennis W. McFarland
                                           ------------------------------------
                                        Name:  Dennis W. McFarland
                                        Title: Vice President, Regulatory &
                                               Government Policy

Attest:

/s/ Gary W. Pottorff
------------------------------------
Gary W. Pottorff (Secretary)


                                  VERIFICATION

State of Indiana
County of Lake

The undersigned being duly sworn deposes and says that s/he has duly executed the attached Notification of Registration dated November 1, 2000 for and on behalf of NiSource Inc.; that he is the Vice President, Regulatory & Government Policy of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that s/he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

                                        /s/ Penny L. Kljajic
                                        ------------------------------------
                                        Penny L. Kljajic


(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 1st day of November, 2000


My commission expires 11/21/01